EXHIBIT 21.1

		SYMMETRICOM, INC.

		SUBSIDIARIES OF THE COMPANY

		Analog Solutions, Inc., a California corporation
		Telecom Solutions, Inc., a Delaware corporation
		Telecom Solutions Puerto Rico, Inc., a Delaware corporation Linfinity Microelectronics Inc., a Delaware corporation Telecom Solutions (Europe) Limited, a United Kingdom corporation
		Navstar Systems Ltd., a United Kingdom Corporation